Katie Ostrovsky - Melanoma Survivor

My Name is Katie, I am known on social media, as My_Melanoma_World. We have 2 girls, currently 17 and 12 years old. They are smart and beautiful, through and through. They give me strength, courage and comfort! Without them, I do not know, where I would be, today. Especially, if I did not have my husband. I have been married since 2005, to an absolute angel. His name is Benji and always does everything for our family. He always shows unconditional love and support. With all we have faced, as a family, we have grown into something special. Even though I felt, I was a burden, they stood by me. For that, I consider them my hero's. Being a caregiver, means never putting yourself first, always worrying about others and getting little to no sleep. All, while holding a job, 40+ hours a week, with a spouse- dying from cancer.

I was 26 years old, when I was diagnosed on 9/26/06. It was a 9mm, discolored, dark, risen mole under my left forearm. My first, Derm. appt, was a quick, deep shaven biopsy. As quickly as it was removed, it just as quickly, blew my world up. Here comes my first cancer-anxiety! It took 2 weeks, for the results to come back. Stage IIA Melanoma, skin cancer. Really...I could not believe what I was hearing! We scheduled, a Sentinel Lymph Node Biopsy (SLNB), showing the cancer had not spread. Surgery was a success! Forward to 2008, my first child was starting kindergarten & our newest infant, just two-week-old, was Just welcomed to our family. So, was the ping pong size tumor, that came up out of nowhere, in my left armpit. After visiting a breast clinic, a needle biopsy confirmed, that SLNB, was wrong! My Melanoma was not seen or not enough LN, where checked. Cancer now has grown large enough, to show its ugly face.

We knew, the Mayo Clinic, was a special place. With an outstanding reputation. After spending weeks searching, it was there, I found my oncologist and my second home. I needed the best care for the battle, I was facing ahead. I participated in a double blinded trial, in Santa Monica, CA. It was my best option, for a drug called ipilimumab. Was released, due to Melanoma growth. Things got really scary, 2010, my oncologist told me they were trying to turn my weeks into months. When the FDA approved, ipilimumab, I received a low dose and my body showed a partial response. Months later, I was covered, 100+ tumors all over my body! What made the biggest change in my story, was Target Now Testing. Mayo Clinic team, surgically removed a tumor, once tested, we could find a therapy that would react to my cancer! These showed promise- Temozolomide, Carboplatin and Taxol. The list was short but I was not ready to give up. I worked through the list of therapies but it was Temozolomide, that gave me life. In 2011, slowly, things started shrinking. My oncology team suspected that it was possibly, two therapies working together. Tumor by tumor, they shrank. I was now called, their "miracle patient". I was left with, only 1 small tumor in my lung.

Tons of scans, doctor appts, year after year, getting radioactive poison(s) consistently running through my veins. Feeling there was no end in sight. Having to push myself, like I never thought possible. Fighting at 100% capacity. My husband and I, became advocates, for this fight! Speaking up often, when therapies weren't working. I demanded change. Always pushing for surgeries. Never wanting, the tumors to grow! So many rounds of radiation treatments, often terrified but necessary! They made me tired, irritable and left with radiation burns. I never backed down. Welcome to the world of Skin Cancer. This is what Stage 4 Metastatic, Malignant Melanoma patients go through.

January 24th, 2019, 14 years later, I was given a new diagnosis. A different type of journey. I have faced the hard truth about being told your dying. Having to prepare yourself for it but miraculously, surviving. Years of emotional and physical damage. The road to recovery, is long. On the outside, I look like an everyday person, but my bodies screaming from those 14 surgeries I went through. Such as the brain, rt. lung, uterus, 2x on the spine and 3x on left armpit. I have been through countless skin biopsies. All, of which, were positive for melanoma. I have nerve damage from, chemo/immunotherapies. Such as, Carboplatin, Taxol, Temozolomide, Leukine & Ipilimumab/Yervoy. I have endured countless rounds of radiation treatments, to my brain, thighs, uterus, spine, left side and upper chest. Leaving me to battle, Fibromyalgia, diagnosed 6 years ago. As well as, chronic pain, cancer neuropathies, insomnia, muscle loss, unable to control my muscle twitches, body temp issues and memory loss- to name a few. I have to remember to give myself grace, when I'm having an intense pain flare up or anxiety, that I am alive! It is never easy, but somehow with everything, I have remained, 6 years cancer free! "I am cancer free but I am not free of cancer!" -Katie O. On, Jan 24th, is my Cancerversary. I get to celebrate, another year with my family. I am blessed to be here and so grateful for every moment I have.

I am a Melanoma and Sunscreen, advocate. I focus on sun safety and skin cancer education, by sharing my cancer journal and medical history. I choose a healthy diet, as often as possible. With less processed foods, high protein and more fruits and veggies. Trying to walk a minimum of 30mins/day and drinking loads of water! I am challenging myself every step of the way, in the hope of becoming, better! I love sharing my story, so that others can see the danger of skin cancer. I hold nothing back. I am as raw and real, as I can be.

If you find hope, gain support, get love from family and friends- it strengthens you. If find a way to believe in yourself, fight for yourself and become an advocate, it will empower you. "Believe in you're self and all that you are. Know that there's something inside of you that is greater than any other obstacle."- Christian D Larson.

I choose to use Love Sun Body sunscreen because I want to be able to feel safe when I'm out in the sun. When I was using other sunscreens, prior to finding Love Sun Body, I would always get burned. I began to be afraid to go out during sunny days because of my history with melanoma. I knew needed to find out why I was still getting burned, even though I was using it the proper way. So, after doing plenty of research and reaching out to Love Sun Body directly, I was very shocked to learn how, Sunscreen was not truly protecting me. It was using fillers or green washing and ingredients that are harmful. The fact that it is 100% all natural, and the only one out there that truly is, I was amazed. The ingredients are pure, safe and gentle. I know that my skin, my daughters' skin will to be safe. It was an easy choice. Love Sun Body is my sunscreen of choice. I am so grateful to have been able to speak with Dr. Terry, we had a lovely conversation. He enlightened me and now I share their sunscreen with everyone I know. So many people are now making the switch.

Katie Ostrovsky xx My Melanoma World